

Mail Stop 3030

July 3, 2018

Via E-mail
Christopher Capelli
President and Chief Science Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, Texas 77081

>   **Re: Soliton, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 15, 2018**
>   **File No. 024-10854**

Dear Dr. Capelli:
.

     We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Selected Financial Data, page 35

1.   We note the amounts presented for Operating loss for the quarters ended March 31, 2018 and 2017 do not reconcile to Loss from operations presented on page 117. The calculation of Operating loss in this table does not include Research and development expenses. Please revise.

Exhibits

2.   We note your response to prior comment 6. Please also file the engagement agreement that you mention on page 92.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Cavas Pavri